UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 52583/October 11, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-11981

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|  |  |  |
|---|---|---|
| In the Matter of | : | |
| | : | |
| SPECTRUM BRANDS CORP. | : | ORDER MAKING FINDINGS AND |
| | : | REVOKING REGISTRATION |
| | : | BY DEFAULT |
| | : | |

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The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on July 13, 2005, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act).  Respondent Spectrum Brands Corp. (Spectrum Brands) was served with the OIP on August 4, 2005,[1] and was given an extension until September 15, 2005, to file an Answer. (Prehearing Conference of Sept. 8, 2005, at 8.)  To date, Spectrum Brands has not filed an Answer.  The Division of Enforcement filed a motion for default against Spectrum Brands on September 27, 2005, and the company has not filed a response.

Spectrum Brands is in default for failing to answer the OIP, respond to a dispositive motion, or otherwise defend the proceeding.  See 17 C.F.R. §§ 201.155(a)(2), .220(f).  As authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations to be true.

Spectrum Brands is a Florida corporation with a class of securities registered with the Commission pursuant to Section 12 of the Exchange Act.  Spectrum Brands is delinquent in its periodic filings, having last filed a periodic report for the period ending September 30, 2001.  On December 11, 2001, the Commission filed a civil action against Spectrum Brands, among others, alleging violations of Section 17(a) of the Securities Act of 1933, and Section 10(b) of the Exchange Act and Rule 10b-5 thereunder.  The common stock of Spectrum Brands is quoted on the Pink Sheets and, with rare exception, trades with little or no volume at fractions of a penny

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[1] At a prehearing conference held on September 8, 2005, the undersigned determined that Spectrum Brands was properly served with the OIP on August 4, 2005, through personal service upon Michael Burns, who was acting as Spectrum Brands's sole officer and director as late as August 18, 2005.  See 17 C.F.R. § 201.141(a)(2)(ii); Prehearing Conference of Sept. 8, 2005, at 4.

per share.  In its current state, Spectrum Brands has no known operations and appears to be an inactive, publicly traded shell company.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers with classes of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g).  Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports on Forms 10-K or 10-KSB, and Exchange Act Rule 13a-13 requires issuers to file quarterly reports on Forms 10-Q or 10-QSB.

By failing to file required periodic reports, Spectrum Brands has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.  In view of the above, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of securities of Spectrum Brands.

## ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of securities of Spectrum Brands Corp. is hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge